FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 15, 2002

PARTHUS TECHNOLOGIES PLC

32-34 Harcourt Street
Dublin 2, Republic of Ireland
Tel: 011-353-1-402-5700
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

This report on Form 6-K contains (1) a press release announcing the receipt by DSP Group, Inc. of a private letter ruling from the U.S. Internal Revenue Service in connection with the planned spin-off of its subsidiary, Ceva, Inc., and the planned combination of Parthus and Ceva.; and (2) a press release announcing that all resolutions proposed at the 2002 annual general meeting of shareholders of Parthus were passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARTHUS TECHNOLOGIES PLC

Dated: July 15, 2002

By: /s/ ELAINE COUGHLAN
Elaine Coughlan
Chief Financial Officer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR JAPAN

parthus
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PARTHUS TECHNOLOGIES AND DSP GROUP ANNOUNCE RECEIPT OF FAVOURABLE IRS RULING

Dublin and Santa Clara, Calif. – 15 July 2002 - Parthus Technologies plc ("Parthus") (LSE: PRH, Nasdaq: PRTH), DSP Group, Inc. ("DSPG") (Nasdaq: DSPG) and Ceva, Inc. ("Ceva") jointly announce that DSPG has now received a ruling from the United States Internal Revenue Service that the contribution of the DSP cores licensing business of DSPG to Ceva and the distribution of the shares of Ceva to the stockholders of DSPG will be treated as a tax-free transaction for United States federal income tax purposes.

This ruling satisfies the final pre-condition of the proposed combination of Parthus with Ceva, announced on 5 April 2002 ("Combination"). Accordingly, it is expected that formal documentation in relation to the Combination will be dispatched to Parthus shareholders in early August 2002, with completion of the Combination expected during Q3 2002.

The Combination is to be effected by a scheme of arrangement ("Scheme") and is subject to, inter alia, the approval of the Scheme by shareholders of Parthus and the sanction of the Scheme by the High Court in Dublin.

Enquiries:

Parthus Technologies plc Tel: +353 1 402 5700
Elaine Coughlan
Barry Nolan

DSP Group, Inc Tel: +1 408 986 4423
Yaniv Arieli, Investor Relations

Financial Dynamics Tel. +44 20 7831 3113
James Melville-Ross/Ben Way

The directors of Parthus accept responsibility for the information contained in this announcement relating to the Parthus group, the directors of Parthus, their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Parthus (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of DSPG and the directors of Ceva accept responsibility for the information contained in this announcement other than that relating to the Parthus group, the directors of Parthus, their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of DSPG and Ceva (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International is acting for Parthus and no one else in connection with the Merger, the Scheme and the Capital Repayment (as such terms were defined for the purposes of the announcement of the Merger made on 5 April 2002) and will not be responsible to any other person for providing the

protections offered to clients of Goldman Sachs International, or for providing advice in relation to the Merger, the Scheme and the Capital Repayment.

Morgan Stanley & Co. Limited is acting for DSPG and Ceva and no one else in connection with the Merger and the Scheme and will not be responsible to anyone other than DSPG and Ceva for providing the protections offered to clients of Morgan Stanley, nor for providing advice in relation to the Merger and the Scheme.

This announcement does not constitute an offer to sell or issue, or a solicitation of any offer to purchase or subscribe for any shares in DSPG, Ceva or Parthus nor shall it form the basis of, or be relied upon in connection with, any contract for such purchase or subscription. No representation or warranty, express or implied, is made or given by DSPG, Ceva or Parthus as to the accuracy or completeness of the information or the opinions contained in this announcement and no liability is accepted for any such information or opinions.

parthus
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PARTHUS TECHNOLOGIES PLC
ANNUAL GENERAL MEETING 2002

Dublin, Ireland – 3 July, 2002 – Parthus Technologies plc (LSE: PRH; NASDAQ: PRTH), announces that at the Annual General Meeting of the company held earlier today, all of the resolutions were passed.

For further information, please contact:

Parthus Technologies plc	
Barry Nolan	+353 1 402 5700
Financial Dynamics	
James Melville-Ross	+44 20 7831 3113